BEMA GOLD CORPORATION
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V7X 1J1

MANAGEMENT PROXY CIRCULAR
(Containing information as at May 9, 2006, unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of BEMA GOLD CORPORATION (the "Corporation") for use at the Annual and Special Meeting (the “Meeting”) of the Shareholders of the Corporation (and any adjournment thereof) to be held on Wednesday, June 21, 2006, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

APPOINTMENT OF PROXIES

The individuals named in the accompanying form of proxy are Clive Johnson, the President, Chairman and Chief Executive Officer and a director of the Corporation and Roger Richer, the Secretary, General Counsel and Vice President, Administration of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC., Proxy Dept. of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the names of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered shareholders may vote at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in such shareholder’s name on the records of the

Corporation. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders.

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (ie. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Services (“ADP”). ADP typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to ADP (or instructions respecting the voting of common shares must be communicated to ADP) well in advance of the Meeting in order to have the common shares voted.

This Management Proxy Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuer of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuer of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuer may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBOs. If you are a Beneficial Shareholder, and the Corporation or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf. The Corporation’s OBOs can expect to be contacted by ADP or their broker or their broker’s agents as set out above.

All references to shareholders in this Management Proxy Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

Georgeson Shareholder Communications Canada Inc. is acting as Bema’s proxy solicitation agent, for which it will be paid a fee of approximately $30,000 plus out-of-pocket expenses.”

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS MANAGEMENT PROXY CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The common shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of Proxy, be voted in accordance with the specification made.

SUCH COMMON SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of Proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of Proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of common shares without par value (“common shares”), of which 459,404,439 fully paid and non-assessable common shares were issued and outstanding as of May 4, 2006 (the “Record Date”).

Only registered Shareholders at the close of business on the Record Date, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every Shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate Shareholders, will have one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at Computershare Investor Services Inc. and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors presently consists of nine directors and it is intended to elect nine directors for the ensuing year.

On June 9, 1989 the By-Laws of the Corporation were amended by special resolution in order to provide for three year staggered terms for the election of directors of the Corporation. On April 16, 2003, as part of a corporate governance review by the Corporation, the By-Laws were amended by the Board of Directors to remove the staggered terms for the election of directors and to have the directors retire each year and stand for re-election at the Corporation’s Annual General Meeting. A retiring director is eligible for re-election and shall act as a director throughout the meeting at which he retires.

In accordance with the Canada Business Corporations Act, the amendment to the By-Laws took effect when adopted by the Board of Directors, although the amendment was also ratified by the Shareholders of the Corporation at the Annual General Meeting held on June 11, 2003.

The following table and notes thereto set out the names of Management’s nominees for election as directors, the province/state and country in which each is ordinarily resident, all offices of the Corporation and Board committee positions now held by each, their principal occupation, the period of time for which each has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, as at the date hereof.

Number of Shares
	Principal Occupation and, if not		Beneficially
	at present an Elected Director,		Owned or Directly
Name, Position,	Occupation During the Past	Previous Service	/ Indirectly
Province/State	Five Years(1)	as a Director(1)	Controlled(1)
and Country of Residence(1)

ALLEN, Thomas I.A.(2)(4)(7)	Counsel to the Toronto law firm of	November 24, 1998	10,000
Director	Ogilvy Renault since December
Ontario, Canada	31, 2005, prior to which he was a
partner in that firm.

ANGUS, R. Stuart(3)	Independent corporate consultant	June 18, 1992	126,879
Director	from January, 2006 to present.
British Columbia, Canada	Managing Director, Mergers and
Acquisitions, Endeavour Financial
Corp. from 2003 to 2005.
Previously lawyer with Fasken
Martineau DuMoulin.

CROSS, Robert M.D.(2)(3)	Non-executive Chairman of Northern	March 1, 2003	0
Director	Orion Resources Inc. and Non-
British Columbia, Canada	Executive Chairman of Bankers
Petroleum Ltd.

GAYTON, Robert J. (2)(4)(5)(8)	Chartered Accountant. Director of	April 1, 2003	27,500
Director	various public companies including
British Columbia, Canada	Intrynsic Software, Nevsun Resources
Ltd., Northern Orion Resources Inc.
and Amerigo Resources Ltd.

JOHNSON, Clive T. (2)(5)	Chairman, President and Chief	December 5, 1988	104,392(6)
Chairman, President, Chief	Executive Officer of the Corporation.
Executive Officer and
Director
British Columbia, Canada

KORPAN, Jerry R.	Executive Director of Emergis	June 28, 2002	500,000
Director	Capital, a property development
London, England	company based in Antwerp, Belgium.

MCFARLAND, Cole E.	Mining Executive, retired since 1995.	November 24, 1998	8,100
Director
California, U.S.A.

PÉREZ-COTAPOS, Eulogio	Senior partner in the law firm of	June 20, 1997	0
Director	Cariola, Diez, Pérez-Cotapos & Cia.
Santiago, Chile	Ltda. in Santiago, Chile.

RAYMENT, Barry D. (3)(4)	Principal of Mining Assets	December 5, 1988	31,162
Director	Corporation, a technical consulting
California, U.S.A.	firm which provides services to the
	mining industry.

NOTES:

(1)

The information as to province/state and country of residence, principal occupation and the number of shares beneficially owned or over which a Director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Directors individually.

(2)	Denotes member of the Corporate Governance and Nominating Committee.
(3)	Denotes member of the Compensation Committee.
(4)	Denotes member of the Audit Committee.
(5)	Denotes member of the Hedging Committee.
(6)	Of these shares, 9,233 are held by 392611 B.C. Ltd., a private corporation wholly owned by Mr. Johnson.
(7)

Mr. Allen was a former director of Unisphere Waste Conversion Ltd. ("Unisphere") until February 9, 2005, when he resigned from that position. On February 25, 2005, within one year of Mr. Allen's resignation, Unisphere filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

(8)

Mr. Gayton was a director/officer of New Coast Silver Mines at the date of a cease trade order issued by the B.C. Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

The Corporation does not have an Executive Committee.

AUDIT COMMITTEE

Information concerning the Corporation’s Audit Committee is set out under the heading “Audit Committee” in the Corporation’s Annual Information Form (“AIF”) dated March 30, 2006 which contains information for the year ended December 31, 2005. The AIF may be obtained from SEDAR under the Corporation’s name at www.sedar.com.

EXECUTIVE COMPENSATION

1.           Summary Compensation Table

The Corporation currently has six "named executive officers" as set out in the table below. Named Executive Officers means: (a) the Chief Executive Officer ("CEO"); (b) the Chief Financial Officer ("CFO") of the Corporation, or if the Corporation does not have a CEO or CFO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual; (c) each of the Corporation's three most highly compensated executive officers other than the CEO and CFO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more; and (d) any additional individuals for whom disclosure would have been provided in (c) except that the individual was not serving as an officer of the corporation at the end of the most recently completed financial year.

The following table sets forth compensation information for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended December 31, 2005, 2004 and 2003 by the CEO, the CFO and the other four most highly compensated executive officers of the Corporation: All figures are in Canadian dollars unless otherwise indicated.

Name and Position Of Principal	Year	Annual Compensation			Long-Term Compensation			All Other Compen -sation (Cdn$)(4)
					Awards		Payouts
		Salary (Cdn $)	Bonus (Cdn$)(1)	Other Annual Compen- sation (Cdn$)(2)	Securities Under Options/SARs Granted(#)(3)	Restricted Shares/Units Awarded(#)	LTIP Payouts ($)
Clive Johnson Chief Executive Officer, Chairman, and President	2005 2004 2003	660,978 600,900 551,311	300,000 600,000 500,000	36,357 39,804 37,148	1,250,000(5) 1,000,000 2 500 000(5)	N/A N/A N/A	N/A N/A N/A	1,412 1,412 1,412
Roger Richer Vice President Administration, General Counsel and Secretary	2005 2004 2003	303,478 275,900 253,155	82,500 165,000 225,000	16,845 17,080 17,880	300,000 250,000 600,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Tom Garagan Vice President, Exploration	2005 2004 2003	283,978 260,900 241,905	52,000 156,000 175,000	18,045 17,880 14,280	300,000(5) 250,000 600,000	N/A N/A N/A	N/A N/A N/A	Nil Nil
George Johnson Senior Vice President, Operations	2005 2004 2003	362,397 329,808 313,397	97,500 195,000 225,000	18,297 18,082 17,880	300,000(5) 250,000 600,000	N/A N/A N/A	N/A N/A N/A	Nil Nil
Mark Corra Vice President, Finance	2005 2004 2003	275,978 250,900 234,405	75,000 150,000 175,000	18,620 18,405 18,405	300,000(5) 250,000 500,000	N/A N/A N/A	N/A N/A N/A	Nil Nil
Dennis Stansbury, Vice President, Production & Development	2005 2004 2003	266,860 198,763 206,923	90,000 124,006 125,000	Nil Nil Nil	250,000(5) 200,000 300,000	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A

(1)	Earned in the previous year.
(2)	Includes car allowance, parking, club membership and imputed interest on loans.
(3)	Figures represent only options granted during a particular year; see “Aggregated Option Exercises” table below for the aggregate number of options outstanding at year-end;
(4)	Includes Private Long Term Disability Insurance; and
(5)	One-third of these options were vested as of December 31, 2005, one-third vested at April 14, 2006 and the remaining one-third vest at April 14, 2007.

2.           Long-Term Incentive Plans – Awards in Most Recent Completed Financial Year

Long term incentive plan awards (“LTIP”) means “any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation’s shares but does not include option or stock appreciation right plans or plans for compensation through restricted shares or units”. The Corporation has not granted any LTIP’s during the past fiscal year.

3.           Options and SARs

Stock appreciation rights (“SAR’s”) means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation’s common shares. There were no SAR's granted to or exercised by the Named Executive Officers during the fiscal year ended December 31, 2005.

4.           Option/SAR Grants in Last Fiscal Year

The following table sets forth stock options granted under the Corporation's Stock Option Plan (the "Stock Option Plan") to each of the Named Executive Officers, during the fiscal year ended December 31, 2005.

Name	Securities Under Options/SARs Granted (#)(1)(4)	% of Total Options/SARs Granted in Fiscal year(2)(4)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)(4)	Expiration Date
Clive Johnson	1,250,000	25%	3.03	3.03	April 13, 2015
Roger Richer	300,000	6%	3.03	3.03	April 13, 2015
Tom Garagan	300,000	6%	3.03	3.03	April 13, 2015
George Johnson	300,000	6%	3.03	3.03	April 13, 2015
Mark Corra	300,000	6%	3.03	3.03	April 13, 2015
Dennis Stansbury	250,000	5%	3.03	3.03	April 13, 2015

(1)	Number of common shares of the Corporation to be acquired on the exercise of stock options.
(2)	Percentage of all options granted during the last fiscal year (a total of 5,040,000 options were granted in 2005, representing 1.1% of the current issued and outstanding shares of the Corporation).
(3)

The exercise price of stock options is set at not less than 100% of the market value of the common shares of the Corporation on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

(4)	No SARS were granted during the fiscal year ended December 31, 2005.

5.           Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2005 by each of the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at Fiscal Year-End (#)(3) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/ SARs at Fiscal Year-End ($)(3)(4) Exercisable/Unexercisable
Clive Johnson	250,000 250,000	$517,500 $562,500	3,666,667 / 833,333	$4,371,667 / $283,333
Roger Richer	200,000	$282,000	350,000 / 200,000	$ 34,000 / $68,000
Tom Garagan	Nil	Nil	850,000 / 200,000	$ 974,000 / $68,000
George Johnson	Nil	Nil	950,000 / 200,000	$1,162,000 / $68,000
Mark Corra	100,000 100,000	$243,000 $198,000	550,000 / 200,000	$410,000 / $68,000
Dennis Stansbury	Nil	Nil	783,333 / 166,667	$1,035,833 / $56,667

(1)	Number of shares of the Corporation acquired on the exercise of options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Corporation on the Toronto Stock Exchange on the date of exercise.
(3)	As freestanding SARs have not been granted, the number relates solely to options.
(4)

Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the Toronto Stock Exchange on December 31, 2005 of $3.37, less the exercise price of in-the-money options.

6.           Option Repricings

No options were repriced during the fiscal year ended December 31, 2005.

7.           Defined Benefit or Actuarial Plan Disclosure

The Corporation does not provide retirement benefits for directors and executive officers.

8.           Termination of Employment, Change in Responsibilities and Employment Contracts

As at December 31, 2005 the Corporation has six Named Executive Officers as set out in the Summary Compensation Table above. The Corporation has a formal employment agreement (the “Employment Agreement”) dated and approved by the Board on July 3, 1990, as amended August 29, 1991, with Clive Johnson, one of its Named Executive Officers. The Employment Agreement has an indefinite term and is subject to termination in certain events. In the event of termination of Mr. Johnson’s employment for other than just cause (as defined therein) the Employment Agreement provides for payment by the Corporation of a severance allowance payable as follows:

(1)	an amount equal to his aggregate salary for the preceding 12 months, payable at the time of termination;
(2)	an amount equal to 100% of such aggregate salary, payable one year after termination; and
(3)	an amount equal to 100% of such aggregate salary, payable two years after termination.

The Employment Agreement provides that if any such severance allowance is paid, Mr. Johnson is prohibited from engaging in any activity competitive with the Corporation’s business, which includes engaging in mining operations within an area of five miles from any mineral properties being explored or developed by the Corporation at termination, for a period of one year following termination, except with the written consent of the Corporation.

The Employment Agreement provides for an annual review of the salary of Mr. Johnson and a minimum annual increase of 10%. The current salary is fixed at $660,000 per annum. Mr. Johnson’s 10% increase was deferred for the years 2001 and 2002. In addition, pursuant to the Employment Agreement, Mr. Johnson receives a car allowance of $14,400 per annum.

Each of Messrs. Richer, Garagan, Corra, George Johnson and Stansbury, all Named Executive Officers, has an employment agreement with the Corporation that contain provisions for payment of severance payments on termination that are identical to the Employment Agreement of Mr. Clive Johnson as described above. Under the terms of these employment agreements the salaries are subject to review annually however there is no minimum increase. There were no salary increases under the employment agreements for Messrs. Richer, Garagan, George Johnson and Stansbury for the years 2001 and 2002. Since 2003, the salaries were increased and the current annual salaries under these employment agreements are as follows:

Roger Richer	$302,500
Tom Garagan	$286,000
George Johnson		$357,500
Mark Corra	$275,000
Dennis Stansbury		$262,698

9.           Composition of the Compensation Committee

The Compensation Committee of the Board of Directors of the Corporation is comprised of R. Stuart Angus, Robert Cross and Barry Rayment, all directors of the Corporation none of whom is or was during the most recently completed year an officer or employee of the Corporation or any of its subsidiaries. Mr. Angus was Managing Director of Merger and Acquisitions for Endeavour Financial Ltd. ("Endeavour") until December 31, 2005. See "Compensation of Directors" and "Interest of Informed Persons in Material Transactions" below for fees paid to Endeavour during the financial year ended December 31, 2005.

10.         Report on Executive Compensation

The Corporation’s executive compensation program is supervised by the Compensation Committee (the “Committee”) of the Board of Directors. The Committee has, as part of its mandate, responsibility for reviewing recommendations from management for subsequent approval by the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Committee also monitors the performance of the Corporation’s executive officers and reviews the design and competitiveness of the Corporation’s executive compensation plans.

Executive Compensation Program

The Corporation’s executive compensation program is based on a pay for performance philosophy. It is comprised of three elements:

1.

base salaries which are set at levels which are competitive with the base salaries paid by corporations of a comparable size within the mining industry and with operations at approximately the same state, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success;

2.	annual bonuses which are considered from time to time, based on individual and corporate performance criteria; and
3.	share ownership opportunities through a stock option plan which provides additional incentive and aligns the interests of executive officers with the longer term interests of shareholders.

As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) as the mix of total compensation shifts towards a greater emphasis on bonus and stock options, thereby increasing the mutual interest between executive officers and shareholders. The level of base salary for each employee within a specified range is determined by past performance, as well as by the level of responsibility and the importance of the position to the Corporation.

The Committee’s recommendations for base salaries and bonuses, if any, for the executive officers, are submitted to the Board of Directors of the Corporation for approval.

Stock Options

The Corporation’s Stock Option Plan (“the Stock Option Plan”) is administered by the Board of Directors. The Compensation Committee makes recommendations to the Board for grants of stock options under the Stock Option Plan. The Stock Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term. Retaining and attracting qualified people in the mining industry has become very difficult in the current competitive environment and the issuance of stock options is a critical form of compensation that is necessary to reward directors, executives, employees and consultants for current performance and expected future performance, in addition to attracting individuals with experience and ability. Bema’s compensation committee, comprised entirely of independent Directors, has recommended that the Corporation increase the stock option pool by 5.9 million shares or approximately 1% of the fully diluted issued and outstanding shares of the Corporation. The increase would place the total number of share available in the pool at less than 1% of the fully diluted issued and outstanding shares. The Compensation Committee engaged Mercer Human Resource Consulting to provide market data on executive compensation within comparable companies and conduct a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Based on their own analysis combined with data provided by Mercer the Compensation Committee determined that the proposed amendment to the Stock Option Plan was well within industry standards.

Bema’s current option plan consists of 40,000,000 shares reserved, however it is important to note that 21,125,477 of these options have been exercised since the current plan was implemented in 1991. Therefore the number of options that will be available for new grants following this increase will be approximately 2 million, representing approximately 0.5% of the fully diluted issued and outstanding shares of the Corporation. See “Amendment to the Stock Option Plan” below for further details.

The number of stock options which may be issued under the current Stock Option Plan in aggregate and in respect of any fiscal year is limited under the terms of the current Stock Option Plan and cannot be increased without shareholder approval. Stock options usually have a ten year term, but may expire on such earlier date or dates as determined by the Board of Directors and are exercisable at the market price (as defined in the Stock Option Plan) of the Corporation’s common shares on the date of grant. A holder of stock options must be a director, officer or employee of or consultant to the Corporation or its associated, affiliated, controlled or subsidiary companies in order to exercise stock options.

Under the Corporation’s Stock Option Plan, if a Participant ceases to be employed or retained by the Corporation or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or if a Participant is removed from office as a director or becomes disqualified from being a director by law, any option or the unexercised portion thereof granted to such Participant shall terminate forthwith. If a Participant ceases to be employed or retained by the Corporation or its associated, affiliated, controlled or subsidiary companies, as the case may be, otherwise than by reason of death or termination for cause, or if a Participant ceases to be a director other than by reason of death, removal or disqualification, any option or unexercised portion thereof held by such Participant at the effective date thereof may be exercised in whole or in part for a period that is the earlier of: (i) ninety (90) days thereafter; (ii) the expiration date fixed by the Board; or (iii) the date the option expires in accordance with its terms. The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation or any of its associated, affiliated, controlled or subsidiary companies nor does it interfere in any way with the rights of the Participant or the Corporation or its associated, affiliated, controlled or subsidiary companies.

See “Particulars of Other Matters to be Acted Upon” below for details of a proposed resolution to amend the Stock Option Plan.

Other Compensation

The Corporation’s Chief Executive Officer has entered into an employment agreement with the Corporation which specifies the minimum increase in the level of annual base salary to be paid to such executive, as well as other terms of employment (see “Termination of Employment, Change in Responsibilities and Employment Contracts” above for a more detailed description).

The foregoing report, dated May 6, 2006, was reviewed by R. Stuart Angus, Robert Cross and Barry Rayment.

11.          Performance Graph

The chart below compares the yearly percentage change in the cumulative total shareholder return on the Corporation’s common shares against the cumulative total shareholder return of the TSX 300 Stock Index for the five fiscal year period commencing January 1, 2001 and ending December 31, 2005.

Note: Assumes that the initial value of the investments on the Toronto Stock Exchange in the Corporation’s common shares and in each of the indices was $100.00 on January 1, 2001 and that any dividends were reinvested.

12.          Compensation of Directors

Currently each of the non-executive directors is paid an annual retainer of $20,000, and a meeting fee of $1,500 per board meeting attended. The annual retainer payable to the Chairman of the Audit Committee is $7,500 and the annual retainer for the Chairmen of the other committees is $5,000. In addition, directors who are also members of board committees, receive a fee of $1,500 per committee meeting attended.

In 2005, the following amounts were paid to directors with respect to the above services:

	Board Meetings Attended	Audit Committee Meetings	Corporate Governance and Nominating Committee Meetings	Compensation Committee Meetings	Total Compensation Paid
Thomas Allen	10	7	2	N/A	$53,500
R. Stuart Angus	11	N/A	N/A	2	$39,500
Eulogio Pérez-Cotapos	10	N/A	N/A	N/A	$35,000
Cole McFarland(1)	10	6	N/A	2	$47,000
Barry Rayment(1)	11	-	N/A	-	$36,500
Jerry Korpan	9	N/A	N/A	N/A	$33,500
Robert Cross	9	N/A	2	2	$44,500
Robert Gayton	9	7	2	N/A	$54,500

(1)	Mr. Barry Rayment replaced Mr. Cole McFarland on both the Audit Committee and Compensation Committee during 2005.

Mr. R. Stuart Angus is a director of the Corporation and was, until December 31, 2005, Managing Director, Mergers and Acquisitions of Endeavour Financial Ltd. (“Endeavour”). Endeavour, under certain financial consulting arrangements with the Corporation, charged the Corporation $186,205 as consulting fees for financial advisory services rendered and out-of-pocket expenses during the fiscal year ended December 31, 2005. See “Interest of Insiders in Material Transactions” below for further details regarding additional transactional fees paid to Endeavour during the year.

Mr. Eulogio Pérez-Cotapos is a director of the Corporation and a senior partner in the law firm of Cariola, Diez, Pérez-Cotapos & Cia. Ltd., in Santiago, Chile, which charged the Corporation $21,692 for professional services rendered and out-of-pocket expenses during the 2005 financial year.

Mr. Jerry Korpan, a director of the Corporation, also provides consulting services to the Corporation. During the 2005 financial year, Mr. Korpan was paid a total of $78,000 for corporate/investor relations consulting services rendered in the United Kingdom and Europe, pursuant to the terms of a consulting agreement between the Corporation and Mr. Korpan.

The Corporation granted stock options to certain directors who are not Named Executive Officers. The following table sets forth stock options granted by the Corporation during the fiscal year ended December 31, 2005, to directors who are not named Named Executive Officers of the Corporation, as a group:

Name	Securities Under Options/SARs Granted (#)(1)	% of Total Options/SARs Granted in Fi l (2)	Exercise or Base Price ($/Security)(3)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/S i )	Expiration Date
Directors who are not named Executive Officers (8 persons)	800,000	16%	$3.03	$3.03	April 14, 2015

(1)	Number of common shares of the Corporation which may be acquired on the exercise of stock options.
(2)	Percentage of all options granted during the last fiscal year.

(3)

The exercise price of stock options is set at not less than 100% of the market value of the common shares of the Corporation on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Corporation’s share capital.

The following table sets forth details of all exercises of stock options during the fiscal year ended December 31, 2005 by directors who are not Named Executive Officers of the Corporation, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable ($)(3)
Directors who are not Named Executive Officers (8 persons)	250,000	$459,000	4,501,667 / 533,336	$ 6,564,167 / $ 181,334

(1)	Number of common shares of the Corporation acquired on the exercise of stock options.
(2)	Calculated using the difference between the exercise price and the closing price of common shares of the Corporation on the Toronto Stock Exchange on the date of exercise.
(3)	Value using the closing price of common shares of the Corporation on the Toronto Stock Exchange on December 31, 2005 of $3.37 per share, less the exercise price per share.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year ended December 31, 2005:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (Cdn$) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved By Shareholders (Options Under the Stock Option Plan)	18,301,652	2.61	5,143,883
Equity Compensation Plans Not Approved By Shareholders(1) (stock options)	1,000,000	1.40	N/A
Equity Compensation Plans Not Approved By Shareholders (warrants)	49,298,627		N/A

(1)

These options (the “EAGC Options”), were granted outside of the Corporation’s Stock Option Plan to former option holders of EAGC Ventures Corp. (“EAGC”) as part of a business combination between the Corporation and EAGC in 2003.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) was adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. The Corporation’s approach to corporate governance is as follows:

Statement of Corporate Governance Practices

Corporate governance relates to the activities of the board of directors of the Corporation (the “Board”), the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Corporation has reviewed its own corporate governance practices in light of these guidelines. In most cases, the Corporation’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted. National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) mandates disclosure of corporate governance practices for Senior Issuers in Form 58-101F1, which disclosure is set out below.

Board of Directors

The Board of the corporation is currently composed of nine (9) directors. All of the proposed nominees for election as director at the Annual and Special Meeting are current directors of the Corporation.

NI 58-101F1 suggests that the board of directors of every listed company should be constituted with a majority of individuals who qualify as “independent” directors under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which provides that a director is independent if he or she has no direct or indirect “material relationship” with the company. “Material relationship” is defined as a relationship which could, in the view of the company’s board of directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. In addition, where a company has a significant shareholder, NI 58-101 suggest that the board of directors should include a number of directors who do not have material relationships with either the company or the significant shareholder.

The Board of the Corporation is currently composed of nine directors, eight of whom are outside directors, being directors who are not officers or employees of the Corporation, and one inside director, the Corporation's CEO. The Board has further determined that of its eight outside directors, seven are independent directors. Two outside directors, Jerry Korpan and Eulogio Pérez-Cotapos, provide services to the Corporation on a consulting basis, however, Mr. Perez-Cotapos billed the Corporation less than $75,000 for the 2005 year, which the directors do not consider to constitute a material relationship. Accordingly, of the outside directors only Mr. Korpan is considered a non-independent director (see "Compensation of Directors" for further details). The one inside director is, by definition, also a non-independent director.

The mandate of the Board is to supervise the management of the business and affairs of the Corporation. The Board’s principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Corporation’s business, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value. Every director is required to act honestly and in good faith in the best interests of the Corporation and to exercise the care, diligence and skill of a reasonably prudent person. Responsibilities not delegated to senior management or to a committee of the Board remain those of the full Board. Prior approval by the Board is required in many specific instances under the Canada Business Corporations Act, securities legislation and the rules and policies of the Toronto Stock Exchange, the American Stock Exchange and the Alternative Investment Market of the London Stock Exchange.

In keeping with the overall responsibility for the stewardship of the Corporation, the Board, through its Audit Committee, examines the Corporation’s internal control and management information systems. As well, the Corporate Governance Committee has established a Disclosure Controls and Procedure Policy and a Disclosure Committee which is comprised of designated members of senior management who report to the Corporate Governance and Nominating Committee.

Each member of the Board understands that he is entitled to seek the advice of an independent expert if he reasonably considers it warranted under the circumstances.

The Board has the responsibility to ensure that the Board functions independently of management. Mr. Clive Johnson is Chairman of the Board of Directors and Chief Executive Officer (“CEO”) of the Corporation. In the view of the Board, the fact that Mr. Johnson occupies both offices does not impair the ability of the Board to act independently of management. The Board has reached this conclusion for various reasons, including the number of independent directors on the Board.

The Board is responsible for approving long-term strategic plans and annual operating budgets and plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board is also responsible for the review of senior executive recruitment and, subject to the recommendations of the Compensation Committee, executive compensation.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Corporation’s management. The Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee consist of at least a majority of directors who are independent of management.

Compensation

Currently each of the non-executive directors is paid an annual retainer of $20,000, and a meeting fee of $1,500 per board meeting attended. The annual retainer payable to the Chairman of the Audit Committee is $7,500 and the annual retainer for the Chairmen of the other committees is $5,000. In addition, directors who are also members of board committees, receive a fee of $1,500 per committee meeting attended. Each director also receives incentive stock options which are considered on an annual basis. See “Compensation of Directors” above for compensation paid in 2005.

Directorships

The following directors of the Corporation are directors of other reporting issuers:

Clive Johnson	•	Victoria Resource Corporation
	•	Consolidated Puma Minerals Corp.
	•	Consolidated Westview Resource Corp.
	•	Dunsmuir Ventures Ltd.

Barry Rayment	•	European Minerals Corporation
	•	International Minerals Corporation

Thomas Allen	•	Longview Strategies Incorporated
	•	Mundoro Mining Inc.
	•	YM BioSciences Inc.

R. Stuart Angus	•	Blackstone Ventures Inc.
	•	CMQ Resources Inc.
	•	Crescent Gold Limited
	•	Dynasty Gold Corp.
	•	IMA Exploration Inc.
	•	Nevsun Resources Ltd.
	•	Plutonic Power Corporation
	•	Polaris Minerals Corporation
	•	Tsodilo Resources Limited
	•	United Bolero Development Corp.

Eulogio Perez-Cotapos	Nil

Cole McFarland	•	NovaGold Resources Inc.

Jerry Korpan	•	Consolidated Puma Minerals Corp.

Robert Cross	•	Bankers Petroleum Ltd.
	•	Nikos Explorations Ltd.
	•	Northern Orion Resources Inc.
	•	Orsa Ventures Corp.
	•	UrAsia Energy Ltd.

Robert Gayton	•	Amerigo Resources Ltd.
	•	Bravo Venture Group Inc.
	•	Canadian Zinc Corporation
	•	Doublestar Resources Ltd.
	•	Fortune River Resource Corp.
	•	Intrinsyc Software International, Inc.
	•	Minco Mining & Metals Corporation
	•	Nevsun Resources Ltd.
	•	Northern Orion Resources Inc.
	•	Quaterra Resources Inc.
	•	Southern Silver Exploration Corp.
	•	Western Copper Corporation

Board Committees

The Board has established four committees: the Audit Committee, the Compensation Committee, the Hedging Committee and the Corporate Governance and Nominating Committee.

The Audit Committee is comprised of Thomas Allen, Barry Rayment and Robert Gayton, all of whom are independent directors. The Audit Committee has prepared a Charter which is included under the heading “Audit Committee” in the Corporation’s Annual Information Form (“AIF”) dated March 30, 2006 which contains information for the year ended December 31, 2005. The AIF may be obtained from SEDAR under the Corporation’s name at www.sedar.com. The Charter is also available for viewing on the Corporation’s website at www.bemagold.com.

The Compensation Committee consists of R. Stuart Angus, Robert Cross and Barry Rayment, all of whom are independent directors. The Compensation Committee determines and makes recommendations for the salary and benefits of the executive officers of the Corporation, determines the general compensation structure, policies and programs of the Corporation, makes recommendations to the Board on the Corporation’s stock option plan and delivers an annual report to shareholders on executive compensation.

The Hedging Committee currently consists of Clive Johnson and Robert Gayton. Although Mr. Johnson is a non-independent director, it is the view of the Board that the skill and expertise of this individual are such that it outweighs the fact that he is not independent and that therefore he is the appropriate person to serve on this committee at the present time. The Committee was established to assist the Board in managing the risks involved in the Corporation’s commodity and currency hedging arrangements.

The Corporation’s Corporate Governance and Nominating Committee consists of Clive Johnson, Thomas Allen, Robert Cross and Robert Gayton, of whom only Mr. Johnson is a non-independent director.

In addition to the above committees, the Corporation has a Disclosure Committee which is comprised of Clive Johnson the President and Roger Richer, Mark Corra and Tom Garagan who attend the meetings as members of Management. The Disclosure Committee has been formed to ensure that information required to be disclosed by the Corporation in reports it files or submits to the regulatory agencies is recorded, processed, summarized and reported on a timely basis. The Disclosure Committee reports to the Corporate Governance and Nominating Committee.

Nomination and Assessment

The Corporation’s Corporate Governance and Nominating Committee, the majority of whom are independent directors, assumes responsibility for the following:

  proposing new nominees to the Board;

  development and implementing an orientation and education program for new recruits to the Board in order to familiarize new directors with the business of the Corporation, its management and professional advisors and its facilities;

  developing and implementing a process for assessing the effectiveness of the Board and its committees and for assessing the contribution of each of the Corporation’s directors;

  continuing to develop the Corporation’s approach to corporate governance issues; and

  reviewing and responding to requests by individual directors of the Corporation to engage outside advisors at the expense of the Corporation.

Code of Business Conduct and Ethics

The Board of Directors has adopted a Code of Conduct for its directors, officers and employees. The Code includes provisions that require directors, officers and employees to inform the Corporate Governance and Nominating Committee or other appropriate person of any non-compliance with the Code. The Code may be reviewed on SEDAR under the Corporation’s name at www.sedar.com.

The Corporation's Corporate Governance and Nominating Committee is responsible for setting the standards of business conduct contained in the Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Corporation, the business practices within the Corporation's industry, the Corporation's own business practices, and the prevailing ethical standards of the communities in which the Corporation operates. While the Corporation's Governance and Nominating Committee will oversee and monitor compliance with the Code, it is the individual responsibility of each director of the Corporation to comply with the Code.

Every director, officer and employee is expected to read and become familiar with the Code and the Policies and may be required, from time to time, to affirm in writing his or her compliance with the Code and the Policies.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations, providing guidance to employees, officers and directors to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability, and ensuring awareness of disciplinary action for violations of ethical business conduct.

A whistleblower program, administered by a third party, was put into effect during 2005. The purpose of this whistleblower program is to provide direction to all employees of the Corporation regarding the communication of concerns regarding questionable accounting or auditing matters. It is the policy of the Corporation that an employee must immediately communicate these “whistleblower incidents” as soon as the employee becomes aware of such situations. It is also the policy of the Corporation that officers, employees, contractors, subcontractors, or agents will not be discharged, demoted, suspended, threatened, harassed, or in any other manner discriminated against as a result of communicating a whistleblower incident. The Corporation shall make available to all officers, employees, contractors, subcontractors and agents procedures to enable the communication of whistleblower incidents. The Corporation will treat all reported incidents in a confidential and sensitive manner. In addition, the individual submitting a whistleblower incident shall be provided the opportunity to remain anonymous.

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Corporation’s business, its corporate strategy and current issues affecting the Corporation. New directors are also required to meet with Management of the Corporation to discuss and better understand the Corporation’s business and are advised by legal counsel to the Corporation of their legal obligations as directors of the Corporation.

The introduction and education process will be reviewed on an annual basis and will be revised accordingly. There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the nontechnical directors.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS UNDER SECURITIES PURCHASE AND OTHER PROGRAMS

At no time during the Corporation’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Corporation nor any associate of any such director, executive officer, or proposed management nominee of the Corporation or any former director, executive officer or employee of the Corporation or any of its subsidiaries indebted to the Corporation or any of its subsidiaries indebted to another entity where such indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness or as set out below.

The following tables sets forth the indebtedness to, or guaranteed or supported by, the Corporation or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director and each associate of any such director, officer or proposed nominee in respect of indebtedness to the Corporation existing since the beginning of the most recently completed financial year.

Name and Principal Position	Involvement of the Corporation	Largest Amount Outstanding During Last Completed Financial Year	Amount Outstanding as at May 6, 2006	Financially Assisted Securities Purchases During Last Completed Financial Year	Security for Indebtedness	Amount Forgiven During Last Completed Financial Year ($)
Clive Johnson Chief Executive Officer, Chairman and President	Lender	$500,000(1)	$500,000(1)	Nil	Nil	Nil

(1)	Interest free loan granted under employment agreement with the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below or elsewhere in this Management Proxy Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since January 1, 2005 being the commencement of the Corporation’s last completed financial year, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

The Corporation was involved in the following transactions with Endeavour. Mr. R. Stuart Angus, a director of the Corporation, was Managing Director, Mergers and Acquisitions of Endeavour until December 31, 2005.

  On July 27, 2004, the Corporation announced that it had concluded loan documentation whereby Bayerische Hypo-und Vereinsbank (“HVB”) would provide a $60 million bridge loan facility for the development of the Kupol project. In April 2005, the bridge loan facility was increased to $100 million. In June 2005, the bridge loan facility was further increased to $150 million. In 2005 Endeavour, who acted as financial advisor to the Corporation in connection with the bridge loan, was paid a success fee of $562,500 with respect to these increases in the principal amount of the bridge loan facility.

  On January 6, 2006, the Corporation issued to Endeavour, 1,964,924 Common Shares of Bema at an ascribed conversion price of $2.764 (Cdn$3.37) pursuant to a financial advisory agreement under which Endeavour was to receive approximately $5,531,000 for providing assistance in structuring, sourcing, negotiating and closing of the approximately $440 million of loan facilities with respect to construction of the Kupol project. The Corporation settled such fee by the issuance of the Common Shares noted above valued at $5,431,000 and the payment of $100,000.

See also “Compensation of Directors” above for details of other consulting arrangements and fees paid directly or indirectly to individuals who are directors of the Corporation.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of PricewaterhouseCoopers LLP as auditors of the Corporation and to authorize the directors to determine their remuneration.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to the Stock Option Plan

The Corporation has an incentive stock option plan (the "Plan") for the granting of incentive stock options from time to time to directors, employees, officers and consultants providing substantial services to the Corporation and its associated, affiliated, controlled and subsidiary companies (collectively the "Eligible Persons"), as the Board or the duly appointed Compensation Committee of the Board designates. The Corporation first implemented an incentive stock option plan in 1991. The current plan was adopted by shareholders on May 24, 1995 and amended, with shareholder approval, on September 10, 1997, June 9, 1999, June 28, 2002, June 11, 2003 and on June 23, 2004.

Under the Plan, options may be granted to Eligible Persons to purchase from the Corporation such number of its common shares as the Board or its Compensation Committee may designate. Pursuant to paragraph 1 of the current Plan, options may be granted on authorized but unissued common shares up to but not exceeding an aggregate of 40,000,000 common shares of the Corporation (less options previously exercised and options currently outstanding), provided that the total number of common shares to be optioned to any one optionee may not exceed 5% of the issued common shares of the Corporation at the time of grant.

Under the Plan a total of 21,125,477 options have been exercised since inception and those shares have been deducted from the 40,000,000 shares reserved under the Plan. In addition, 22,467,306 options representing approximately 5% of the current issued and outstanding share capital, remain in effect and unexercised to date. As a result of the options previously exercised and the options currently outstanding there are effectively no shares reserved under the Plan currently available for the grant of further options, and 3,877,500 of the outstanding options have been granted subject to shareholder approval to the proposed amendment to the Plan.

In April, 2006, the Corporation granted 7,050,000 options to Eligible Persons at an exercise price of $5.32 per share, of which 3,877,500 of the options were in excess of shares reserved under the Plan and were therefore granted subject to shareholder approval. The Toronto Stock Exchange has requested the Corporation obtain shareholder ratification of the additional options.

Retaining and attracting qualified people in the mining industry has become very difficult in the current competitive environment and the issuance of stock options is a critical form of compensation that is necessary to reward directors, executives, employees and consultants for current performance and expected future performance in addition to attracting individuals with experience and ability. Bema’s Compensation Committee, comprised entirely of independent directors, has recommended that the Corporation increase the stock option pool by 5,940,444 shares to 45,940,444 shares in aggregate. This increase represents approximately 1% of the fully diluted issued and outstanding shares of the Corporation. The increase would place the total number of shares available in the pool at less that 1% of the fully diluted issued and outstanding shares. The Compensation Committee engaged Mercer Human Resource Consulting to provide market data on executive compensation within comparable companies and conduct a technical analysis of the market data in light of the Corporation’s compensation plans and practices. Based on their own analysis combined with data provided by Mercer the Compensation Committee determined that the proposed amendment to the Plan was well within industry standards. Bema’s current Plan consists of 40,000,000 shares reserved, however it is important to note that 21,125,477 of these options have been exercised since the current plan was implemented in 1991. Therefore the total amount of additional shares available for granting under the Plan as it is proposed to be amended will be approximately 2 million shares (5,940,444 less the 3,877,500 options currently granted subject to shareholder approval), representing approximately 0.5% of the Corporation’s presently issued and outstanding share capital.

Management also considers the current proposed amendment to the Plan to be in the Corporation's best interest because the Plan is designed to give each optionholder a parallel interest with the shareholders in maximizing shareholder value.

Under the existing terms of the Plan the purchase price per common share for any option granted under the Plan may not be less than the closing price of the Corporation's shares on the Toronto Stock Exchange on the last trading day immediately preceding the date of the grant. Pursuant to the Plan, options must be granted pursuant to an option agreement in a form that complies with the rules and policies of the Toronto Stock Exchange, which provide as follows:

(a)	all options granted shall be non-assignable;

(b)	an option must be exercisable during a period not extending beyond 10 years from the time of grant.

It is the Corporation’s current policy to grant maximum 10-year options but options may expire earlier at the discretion of the Board of Directors. In addition, it is also the Corporation’s policy that a vesting provision will apply to all stock options granted such that the option only vests, and becomes exercisable over a defined time period following grant of the options.

In accordance with the rules and policies of the Toronto Stock Exchange, the proposed amendments to the Plan must be approved by the Shareholders of the Corporation. Accordingly, the Shareholders will be asked at the Annual and Special General Meeting to pass an ordinary resolution in the following terms:

"RESOLVED that: (1) an amendment to the Corporation's Incentive Stock Option Plan (the "Plan") to increase the maximum number of shares reserved for stock options under the Plan by an additional 5,940,444 shares to an aggregate of 45,940,444 shares, is hereby approved; and (2) the granting and exercise of 3,877,500 incentive stock options granted subject to shareholder approval, as described in the Management Proxy Circular, be and are hereby ratified, confirmed and approved.”

An ordinary resolution requires the favourable vote of the shareholders of the Corporation in general meetings by a simple majority of the votes cast in person or by proxy.

ANY OTHER MATTERS

Pursuant to the CBCA, proposals intended to be presented by shareholders for action at the 2007 Annual and Special General Meeting must comply with the provisions of the CBCA and be deposited at the

Corporation’s head office not later than February 7, 2007 in order to be included in the Management Proxy Circular and form of proxy relating to such meeting.

Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Shareholders may contact the Corporation at its head office, at the following address, to request copies of the Corporation's financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2004:

Suite 3100, Three Bentall Centre
595 Burrard Street, P.O. Box 49143
Vancouver, British Columbia
Canada    V7X 1J1
Toll Free: 1-800-316-8855

The financial information of the Corporation is provided in the accompanying comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2005.

A copy of the Corporation’s current Annual Information Form will be provided to any Shareholder by the head office of the Corporation upon request to the Corporate Secretary of the Corporation or to a person, who is not a securityholder of the Corporation, upon payment of a nominal fee.

DATED at Vancouver, British Columbia, this 9th day of May 2006.

By Order of the Board of Directors of Bema Gold Corporation

"Clive Johnson"

Clive T. Johnson,
Chairman, CEO and President

Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact the Corporation’s proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-233-2081